                                                                   [CINRAM LOGO]

QUARTERLY REPORT

FIRST QUARTER 2005

                 CINRAM REPORTS FIRST QUARTER FINANCIAL RESULTS
            (All figures in U.S. dollars unless otherwise indicated)

Cinram International Inc. reported its results for the first quarter ended March 31, 2005. Consolidated revenue was $453.8 million, down from $462.2 million in 2004 and net earnings were $4.1 million, or $0.07 per share, down from $15.0 million or $0.27 per share in 2004.

"Our first quarter results were in line with lower volume expectations due to the seasonality of our business. We benefited from an unusually strong first quarter last year, which made it a tough comparable for 2005," said Cinram chief executive officer Isidore Philosophe. "Because of that seasonality, Cinram has traditionally generated stronger results in the second half of the year and we are confident that this year will be no exception," concluded Philosophe.

Cinram generated earnings before interest, taxes and amortization (EBITA) of $74.3 million in the first quarter compared with $88.4 million in the prior year, and earnings before interest and taxes (EBIT) of $18.5 million compared with $35.3 million in the first quarter of 2004.

INDUSTRY SEGMENTS

DVD sales for the first quarter were down four percent to $224.1 million from $233.5 million in 2004 owing to lower unit shipments and lower average selling prices. DVDs accounted for 49 percent of first quarter consolidated revenue compared with 51 percent last year. VHS video cassette sales declined 63 percent to $7.1 million from $19.0 million in the first quarter of 2004.

Cinram's CD sales (audio and ROM) increased eight percent in the first quarter to $73.1 million from $67.4 million in the previous year period principally due to the addition of EMI's business in the United States, which was partially offset by a 38 percent decline in CD-ROM sales. CDs accounted for 16 percent of Cinram's first quarter consolidated revenue, up from 15 percent in 2004. Audio cassette sales were down 52 percent to $1.6 million from $3.3 million in 2004.

In keeping with the seasonal nature of our customers' release schedules, as well as the impact of the change in packaging mix, revenue from Ivy Hill, included in the Printing segment, was down 19 percent to $51.9 million from $64.3 million in 2004. The Printing segment accounted for 11 percent of consolidated revenue down from 14 percent in the comparable 2004 period.

Distribution revenue nearly doubled in the first quarter to $59.9 million from $30.8 million in 2004, and represented 13 percent of consolidated revenue up from seven percent in 2004. New European business from Twentieth Century Fox Home Entertainment and the acquisition of The Entertainment Network contributed to the significant increase in distribution revenue relative to the first quarter of 2004.

The Other segment, which includes Giant Merchandising Inc. and other non-core revenue, generated revenue of $36.1 million in the first quarter, down from $43.9 million in the prior year period. Revenue from the Other segment represented eight percent of consolidated sales compared with nine percent in 2004.

GEOGRAPHIC SEGMENTS

North American revenue was down eight percent in the first quarter to $351.7 million from $381.6 million in 2004 as a result of lower DVD and VHS shipments, lower average selling prices and a decline in printing revenue from Ivy Hill, all of which were partially offset by growth in the Distribution segment. North American revenue represented 78 percent of consolidated sales in the first quarter, down from 83 percent in 2004 as a result of stronger European sales.

In Europe, first quarter revenue increased 27 percent to $102.1 million from $80.6 million in 2004, largely due to new business from Twentieth Century Fox Home Entertainment, the acquisition of The Entertainment Network, and to a lesser extent, an increase in CD revenue. European revenue represented 22 percent of consolidated sales in the first quarter of 2005, up from 17 percent in 2004.

OTHER FINANCIAL HIGHLIGHTS

First quarter gross profit margins declined to 17 percent from 21 percent in 2004 due to lower DVD and VHS shipments, lower average selling prices, and a decline in printing revenue from Ivy Hill along with a change in packaging mix to lower margin type packaging. The Company also recorded a credit of $5.7 million in cost of goods sold in the first quarter as a result of the settlement of a patent dispute. Amortization of capital assets increased to $38.1 million from $33.4 million in the first quarter of 2004 largely due to additions to capital assets that were made during 2004.

Selling, general and administrative expenses were $35.8 million in the first quarter down from $41.6 million in the comparable 2004 period. The Company also recorded an expense of $3.9 million under unusual items in the first quarter of 2005 related to the April closure of a printing facility in Amityville, New York.

Interest expense for the quarter was $13.1 million compared with $13.4 million in the first quarter of 2004 as lower debt balances were offset by rising floating interest rates.

The Company invested $15.0 million for capital assets in the first quarter primarily for distribution equipment to accommodate new business with Twentieth Century Fox Home Entertainment in Europe. Total cash capital spending for the first quarter was $33.3 million, including payments of $18.3 million that were carried over from the Company's 2004 capital spending budget.

Cinram's debt balance at March 31, 2005, was $880.6 million. The Company borrowed net proceeds of $24.0 million from its revolving credit facility in the first quarter to finance capital spending and working capital requirements, and subsequently repaid the advance in full in April. Cinram also made debt prepayments of $15.5 million subsequent to quarter end, and its current debt balance stands at $841.1 million.

SUBSEQUENT EVENT

On April 25, 2005, Cinram announced that it was to formally evaluate the possibility of converting the Company to an income trust type structure. The Company is still in the early stages of conducting its evaluation, and there can be no assurance that the Company will convert from its present form into an income trust type structure.

SHARE VOLUME DATA

For the first quarter ended March 31, 2005, the basic weighted average number of Cinram shares outstanding was 56.9 million compared with 56.2 million in 2004.

DIVIDEND

The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on June 30, 2005, to the shareholders of record at the close of business on June 15, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

MAY 10, 2005

This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram's Annual Report for the year ended December 31, 2004. Where we say "we," "us," or the "Company," we mean Cinram International Inc. and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management's discussion and analysis, and elsewhere in this quarterly report, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Company's actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.

NON-GAAP FINANCIAL MEASURES

EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles
(GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as a benchmark for measuring operating performance and for our lending arrangements.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                                Three months ended March 31
(unaudited, in thousands of U.S. dollars)        2005               2004
-----------------------------------------       -------            -------
EBITA                                           $74,326            $88,367
                                                -------            -------
Amortization of capital assets                   38,137             33,400

Amortization of intangible assets and
 deferred financing fees                         17,676             19,632
                                                -------            -------
EBIT                                            $18,513            $35,335
                                                -------            -------
Interest expense                                 13,114             13,427

Investment income                                  (290)              (152)

Income taxes                                      1,614              7,088
                                                -------            -------
NET EARNINGS                                    $ 4,075            $14,972
                                                -------            -------

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

1. ABOUT OUR BUSINESS

Cinram International Inc. (Cinram or the Company) manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROMs, for motion picture studios, music labels, publishers and computer software companies in North America and Europe. We also manufacture print components for the entertainment industry.

In 2003, Cinram became the world's largest pre-recorded optical disc replicator with the acquisition of Time Warner Inc.'s DVD and CD manufacturing, distribution, printing and screen-printing entertainment merchandising businesses (the Acquisition or the Acquired Businesses). Along with the Acquisition, Cinram also signed exclusive, long-term manufacturing and distribution agreements with Warner Home Video and Warner Music Group in North America and Europe, and with New Line Home Entertainment, Inc. in North America (the Time Warner Agreements).

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication/duplication of DVDs and VHS video cassettes, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication/duplication of audio CDs, CD-ROMs and audio cassettes. Our Printing segment manufactures printing and packaging components for the home entertainment industry including the art work that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in `Other,' which is principally made up of Giant Merchandising Inc. (Giant), the screen-printing entertainment merchandising business we purchased through the Acquisition.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox),
Metro-Goldwyn-Mayer Home Entertainment (MGM), Artisan Entertainment/Lions Gate, Alliance Atlantis and EMI Group plc (EMI).

2. FIRST QUARTER 2005 PERFORMANCE

Revenue in the first quarter of 2005 decreased to $453.8 million from $462.2 million in 2004 in line with an expected difficult year-over-year comparison with a particularly strong 2004 first quarter DVD production schedule.

KEY PERFORMANCE METRICS

(in millions of U.S. dollars, except per share data)         2005            2004
----------------------------------------------------       --------        --------
Revenue                                                    $453,818        $462,237
EBITA                                                      $ 74,326        $ 88,367
EBIT                                                       $ 18,513        $ 35,335
Net earnings                                               $  4,075        $ 14,972
Basic earnings per share                                   $   0.07        $   0.27
Diluted earnings per share                                 $   0.07        $   0.26

Earnings before interest taxes, taxes and amortization (EBITA) declined to $74.3 million from $88.4 million in the first quarter of 2004. We recorded lower EBITA margins of 16% in the first quarter compared with 19% in 2004 as a result of lower DVD and VHS video cassette volumes combined with lower selling prices, as well as a related decline in printing sales. Total multimedia unit shipments decreased from the first quarter of 2004, but were partially offset by an increase in CD shipments in the first quarter due to the addition of the EMI business in the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

In the first quarter of 2005, we also recorded an expense of $3.9 million under unusual items related to the April closure of a printing facility in Amityville, New York, as well as a credit of $5.7 million in cost of goods sold as a result of the settlement of a patent dispute.

3. SEGMENTED RESULTS

      3.1. INDUSTRY SEGMENTS REVENUE

(in millions of U.S. dollars)      2005                2004
-----------------------------    --------            --------
Home Video                       $231,275     51%    $252,527     55%
Audio/ROM                          74,751     17%      70,642     15%
Printing                           51,852     11%      64,309     14%
Distribution                       59,854     13%      30,839      7%
Other                              36,086      8%      43,920      9%
                                 --------    ---     --------    ---
Total                            $453,818    100%    $462,237    100%
                                 ========    ===     ========    ===

            3.1.1. HOME VIDEO

            In the first quarter, revenue from the Home Video segment was down 8% to $231.3 million from $252.5 million in 2004, and accounted for 51% of consolidated revenue in the first quarter compared with 55% last year.

            DVD revenue decreased 4% to $224.2 million from $233.5 million in the first quarter of 2004 as a result of lower unit shipments, and lower selling prices that were partially offset by price increases for raw material pass-throughs. DVD sales however remained our major source of revenue, representing 49% of consolidated revenue for the first quarter compared with 51% last year. VHS video cassette revenue declined 63% to $7.1 million from $19.0 million in 2004 as fewer retailers now carry VHS video cassettes due to lower consumer demand. VHS video cassette sales represented 2% of consolidated sales in the first quarter compared with 4% last year.

            3.1.2. AUDIO/ROM

            Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was up 6% in the first quarter to $74.8 million from $70.6 million in 2004 as audio CD unit shipments increased due to the addition of the EMI business in the United States, which was partially offset by a steep decline in CD-ROM shipments in both North America and Europe.

            First quarter audio CD revenue increased 19% to $65.7 million from $55.4 million in 2004, while first quarter CD-ROM revenue decreased 38% to $7.4 million from $12.0 million in the comparable 2004 period. First quarter audio cassette revenue declined 52% to $1.6 million from $3.3 million in 2004.

            The Audio/ROM segment represented 17% of consolidated sales in the first quarter compared with 15% in 2004.

            3.1.3. PRINTING

            First quarter printing revenue was down 19% to $51.9 million from $64.3 million in 2004 as a result of the seasonality of our customers' release schedules as well as the impact of the change in packaging mix. The Printing segment accounted for 11% of consolidated sales compared with 14% in 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

            3.1.4. DISTRIBUTION

            Distribution revenue was up 94% in the first quarter, to $59.9 million from $30.8 million in 2004. During the quarter, we distributed units for several customers that are not DVD replication customers through The Entertainment Network in the United Kingdom, which we acquired in July 2004. Distribution accounted for 13% of consolidated revenue in the first quarter compared with 7% in 2004.

            3.1.5. OTHER

            Giant Merchandising generated revenue of $30.8 million in the first quarter down 9% from $33.7 million in 2004. Revenue from other non-core activities decreased to $5.3 million in the first quarter from $10.2 million in 2004. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

            Revenue from the Other segment represented 8% of consolidated first quarter revenue, compared with 9% in 2004.

      3.2. GEOGRAPHIC SEGMENTS REVENUE

            3.2.1. NORTH AMERICA

            North American revenue was down 8% in the first quarter to $351.7 million from $381.6 million in 2004 due to lower printing revenue as well as lower DVD and VHS video cassette shipments, which were offset in part by higher distribution revenue.

            Revenue from DVD decreased 10% in the first quarter to $173.8 million from $192.4 million in 2004 as a result of lower unit shipments and a decline in selling prices that was partially offset by price increases resulting from raw material pass-throughs. First quarter VHS video cassette sales fell 64% to $5.2 million from $14.3 million in 2004.

            With the addition of the EMI business in the United States, and an increase in CD selling prices resulting from raw material pass-through clauses in certain contracts, CD sales increased 22% to $44.4 million from $36.4 million in the first quarter of 2004, which were offset by a 49% decline in CD-ROM sales to $3.7 million from $7.3 million in 2004. First quarter audio cassette sales decreased to $1.4 million from $2.6 million in 2004.

            First quarter printing revenue was down 19% to $51.9 million from $64.3 million in 2004 as a result of the seasonality of our customers' release schedules as well as the impact of the change in packaging.

            Distribution revenue increased 67% in the first quarter to $38.9 million from $23.3 million in 2004 due to an increase in unit shipments to new customers.

            Giant Merchandising generated revenue of $30.8 million in the first quarter down 9% from $33.7 million in 2004, and revenue from other non-core activities decreased to $1.6 million from $7.3 million in the comparable 2004.

            North America accounted for 78% of first quarter consolidated revenue, down from 83% in 2004, due to the relative increase in European revenue from new customer contracts and the acquisition of The Entertainment Network in the United Kingdom.

            3.2.2. EUROPE

            European revenue increased 27% in the first quarter to $102.1 million from $80.6 million in 2004 as a result of a significant increase in distribution revenue due in part to the acquisition of

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

            The Entertainment Network in the United Kingdom and increased DVD and CD unit shipments, which were offset partially offset by lower VHS video cassette and audio cassettes sales.

            First quarter DVD revenue increased 23% to $50.4 million from $41.1 million in 2004 in line with increased production volumes primarily related to the addition of the Fox business. In contrast, VHS video cassette revenue declined 60% to $1.9 million from $4.7 million in 2004. Revenue from CD sales increased 12% in the first quarter to $21.2 million from 18.9 million last year, but was offset by a 23% decline in CD-ROM revenue to $3.7 million from $4.8 million in the first quarter of 2004. First quarter audio cassette sales decreased to $0.2 million from $0.6 million in 2004.

            Distribution revenue increased 176% in the first quarter to $21.0 million from $7.6 million in 2004 as a result of the contribution of The Entertainment Network in the United Kingdom, combined with increased business from Fox in France resulting from the contract win during the second half of last year.

            Other revenue from non-core activities increased to $3.7 million in the first quarter from $2.9 million in 2004.

            As a percentage of consolidated sales, European revenue increased to 22% from 17% in the first quarter of 2004 as a result of the increase in revenue from new customer contracts in Europe and the contribution of The Entertainment Network in the United Kingdom.

4. GROSS PROFIT

Gross profit for the first quarter was $75.8 million down from $96.6 million last year. As a percentage of consolidated revenue, gross profit decreased to 17% in the first quarter from 21% in the corresponding 2004 period. The decline in gross profit margin was attributable to lower DVD and VHS video cassette volumes, lower selling prices, a decline in printing sales, and a shift in packaging mix from snapper cases to lower margin amaray boxes.

The amortization expense from capital assets increased to $38.1 million during the first quarter of 2005 from $33.4 million in the prior year, principally as a result of the significant capital expenditures we made during the last year.

We record royalty charges for the use of third party replication technologies. We record these amounts as incurred, based on sales of our products. At each balance sheet date, we record our best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. The royalty provision is recorded as a cost of goods sold at the time of shipment. During the first quarter, we recorded a credit of $5.7 million in cost of goods sold as the result of the settlement of a patent dispute.

5. AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

Amortization of intangible assets and deferred financing fees was $17.7 million in the first quarter of 2005 compared with $19.6 million in 2004, as the prior year amount included amortization of cross-licensing agreements related to the Acquisition, which was fully amortized by the end of 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

6. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased to $35.8 million in the first quarter from $41.6 million in the comparable 2004 period, as our compensation expense is tied in part to the company's financial performance. Accordingly, we recorded a lower compensation expense year-over-year given the seasonality of the business and lower first quarter results relative to last year.

As a percentage of sales, selling, general and administrative expenses were 8% in the first quarter of 2005 compared with 9% in the prior year.

7. UNUSUAL ITEM

During the first quarter of 2005, we formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The facility ceased production in April 2005. The exit plan was finalized in March 2005, and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee related costs amounting to $3.9 million were recorded as an unusual item in our Printing segment in March 2005. We had not paid out any amounts in connection with the closure of the facility as at March 31, 2005. We anticipate making the majority of employee related payments in connection with the facility closure by the end of fiscal 2005.

8. INTEREST EXPENSE

Interest expense for the quarter was $13.1 million compared with $13.4 million in first quarter of 2004, as the London Interbank Offered Rate (LIBOR) that applies to the floating portion of our long-term debt increased steadily over the last year. This was partially offset by a lower debt balance. The average interest rate on our long-term debt for the quarter was approximately 5.8% compared with approximately 5.2% in the first quarter of 2004.

9. INVESTMENT INCOME

Investment income increased to $0.3 million from $0.2 million in the first quarter of 2004 as we earned higher interest rates on lower cash balances.

10. INCOME TAXES

Our effective tax rate for the first quarter of 2005 was 28.4% compared to 32.1% in the corresponding 2004 quarter as a result of lower tax rates in jurisdictions where we generate the majority of our pre-tax earnings.

11. LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH - THREE MONTHS ENDED MARCH 31

(in thousands of U.S. dollars)              2005            2004
------------------------------            --------        --------
Cash flow from operating activities       $    692        $ 29,649
Cash flow from financing activities       $ 23,387        $(21,675)
Cash flow from investing activities       $(23,625)       $(29,359)

During the first quarter, we generated cash flow from operations of $0.7 million compared with $29.6 million in the corresponding period last year, due to lower net earnings and a non-cash working capital outflow of $59.5 million. During the quarter, the cash outflows associated with the settlement of year-end accounts payable and accrued liabilities exceeded the cash inflows associated with the

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

collections of accounts receivable as the payment terms for one of our major customers were extended. In comparison, the outflow in non-cash working capital of $38.8 million in the first quarter of 2004 was primarily the result of a $30.0 million purchase price adjustment related to the Acquisition.

Cash inflows from financing activities were $23.4 million compared with outflows of $21.7 million in the first quarter of 2004, as we borrowed a net amount of $22.3 million from our revolving credit facility to finance capital spending and working capital requirements. By comparison, we repaid $23.8 million of our long-term debt in the first quarter of 2004. As of March 31, 2005, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) increased to $840.1 million from $816.6 million at December 31, 2004, reflecting the revolving credit facility borrowings. Subsequent to March 31, 2005, we repaid the $24 million outstanding under the revolving credit facility and prepaid $15.5 million of long-term debt, which was due on June 30, 2005.

We paid $33.3 million for capital assets in the first quarter of 2005, $18.3 million of which represented payments carried forward from our 2004 capital spending budget. The remaining $15.0 million was principally invested in distribution equipment to prepare facilities for our new Twentieth Century Fox contract in Europe.

We had a cash balance of $40.6 million and total assets of $1,982.3 million at March 31, 2005, compared with $41.8 million and $2,097.0 at December 31, 2004, respectively. The reduction in total assets was attributable to seasonality in our accounts receivables and inventory levels, as well as amortization of capital assets, intangible assets, and deferred financing fees.

Our contractual obligations are substantially the same as those disclosed in our 2004 annual report.

      11.1. CAPITAL STOCK AND DIVIDENDS

      At March 31, 2005, we had 57.2 million common shares issued and outstanding. The Company also had 1.4 million common share stock options outstanding at March 31, 2005, of which 0.9 million were exercisable. On May 9, 2005, Cinram's Board of Directors declared a C$0.03 per share cash dividend payable on June 30, 2005, to the shareholders of record at the close of business on June 15, 2005.

12. EARNINGS

Our net earnings for the first quarter were $4.1 million compared with $15.0 million last year. On a per share basis, we reported net earnings of $0.07 in the first quarter of 2005, compared with $0.27 in the comparable 2004 period. We recorded a $3.9 million charge in the first quarter of 2005 related to the April closure of a printing facility in Amityville, New York and a $5.7 million credit to cost of goods sold associated with the settlement of a patent dispute.

13. RELATED PARTY TRANSACTIONS

The related party transactions are substantially the same as those disclosed in our annual report.

14. SUMMARY OF QUARTERLY RESULTS

Cinram's annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (U.S. Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three months ended March 31, 2005 and 2004

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

(in thousands of U.S. dollars)                                   Revenue                   Net Earnings
Quarter                                      2005       2004      2003     2005     2004       2003
-------                                    -------- ----------  --------  ------  -------  ------------
First                                      $453,818 $  462,237  $130,261  $4,075  $14,972    $ 7,297
Second                                                 425,411   137,812            8,477      8,340
Third                                                  494,772   147,229           17,822     13,833
Fourth                                                 644,218   411,591           34,553     23,550
                                                    ----------  --------          -------    -------
Year                                                $2,026,638  $826,893          $75,824    $53,020
                                                    ----------  --------          -------    -------

(in U.S. dollars)                                  Basic earnings per share        Diluted earnings per share
Quarter                                      2005       2004       2003      2005      2004       2003
-------                                     -----      -----      -----     -----     -----      -----
First                                       $0.07      $0.27      $0.13     $0.07     $0.26      $0.13
Second                                                  0.15       0.15                0.15       0.15
Third                                                   0.31       0.25                0.31       0.24
Fourth                                                  0.61       0.42                0.60       0.42
                                                       -----      -----               -----      -----
Year                                                   $1.34      $0.95               $1.32      $0.94
                                                       -----      -----               -----      -----

15. RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

                                                                   [CINRAM LOGO]

INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

                                                          MARCH 31 (UNAUDITED)  December 31
                                                                  2005             2004
                                                          -------------------   -----------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                 $   40,580       $   41,789
     Accounts receivable                                          483,173          518,216
     Income taxes recoverable                                       9,176            8,356
     Inventories                                                   52,838           56,861
     Prepaid expenses                                              16,549           26,573
     Future income taxes                                           22,852           22,872
                                                               ----------       ----------
                                                                  625,168          674,667

Capital assets                                                    672,934          706,360
Goodwill                                                          328,638          328,393
Intangible assets                                                 294,818          315,247
Deferred financing fees                                            22,871           24,344
Other assets                                                       26,662           36,218
Future income taxes                                                11,251           11,804

                                                               ----------       ----------
                                                               $1,982,342       $2,097,033
                                                               ==========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                          $  140,965       $  213,876
     Accrued liabilities                                          324,012          377,323
     Current portion of long-term debt (NOTE 2)                   121,924           71,509
     Current portion of obligations under capital leases              748              850
                                                               ----------       ----------
                                                                  587,649          663,558

Long-term debt (NOTE 2)                                           758,707          786,834
Obligations under capital leases                                    4,159            4,603
Other long-term liabilities                                        61,515           62,778
Future income taxes                                                89,558           93,069

Shareholders' equity:
     Capital stock (NOTE 3)                                       172,476          170,145
     Contributed surplus                                            4,374            4,145
     Retained earnings                                            243,056          240,367
     Foreign currency translation adjustment                       60,848           71,534
                                                               ----------       ----------
                                                                  480,754          486,191

                                                               ----------       ----------
                                                               $1,982,342       $2,097,033
                                                               ==========       ==========

See accompanying notes to interim consolidated financial statements.

                                                                   [CINRAM LOGO]

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(In thousands of U.S. dollars, except per share amounts)

                                                               Three months ended March 31 (unaudited)
                                                                       2005             2004
                                                                    ---------        ---------
Revenue                                                             $ 453,818        $ 462,237
Cost of goods sold                                                    377,989          365,631
                                                                    ---------        ---------
Gross profit                                                           75,829           96,606

Selling, general and administrative expenses                           35,776           41,639
Amortization of intangible assets and deferred financing fees          17,676           19,632
Unusual items (NOTE 4)                                                  3,864                -
                                                                    ---------        ---------
Earnings before the undernoted                                         18,513           35,335

Interest on long-term debt                                             12,976           12,903
Interest on capital leases                                                 83               90
Other interest                                                             55              434
Investment income                                                        (290)            (152)
                                                                    ---------        ---------
Earnings before income taxes                                            5,689           22,060

Income taxes                                                            1,614            7,088
                                                                    ---------        ---------
Net earnings                                                            4,075           14,972

Retained earnings, beginning of period                                240,367          172,564
Effect of a change in accounting policy related to
   stock-based compensation                                                 -           (2,759)
Dividends declared                                                     (1,386)          (1,276)
                                                                    ---------        ---------
Retained earnings, end of period                                    $ 243,056        $ 183,501
                                                                    =========        =========
Earnings per share: (NOTE 6)
     Basic                                                          $    0.07        $    0.27
     Diluted                                                             0.07             0.26
                                                                    =========        =========
Weighted average number of shares outstanding
   (in thousands): (NOTE 6)
     Basic                                                             56,858           56,152
     Diluted                                                           57,468           57,393
                                                                    =========        =========

See accompanying notes to interim consolidated financial statements.

                                                                   [CINRAM LOGO]

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

                                                           Three months ended March 31 (unaudited)
                                                                    2005            2004
                                                                 ---------       ---------
Cash provided by (used in):
OPERATIONS:
     Net earnings                                                $  4,075        $  14,972
     Items not involving cash:
         Amortization                                              55,813           53,032
         Non-cash stock-based compensation                            229              321
         Loss on disposition of capital assets                         28              149
     Change in non-cash operating working capital (NOTE 7)        (59,453)         (38,825)
                                                                 --------        ---------
                                                                      692           29,649

FINANCING:
     Increase in long-term debt                                    39,000                -
     Repayment of long-term debt                                  (16,713)         (23,802)
     Decrease in obligations under capital leases                    (250)          (1,134)
     Issuance of common shares                                      2,331            5,149
     Increase (decrease) in other long-term liabilities               405             (611)
     Dividends paid                                                (1,386)          (1,277)
                                                                 --------        ---------
                                                                   23,387          (21,675)

INVESTMENTS:
     Transaction costs relating to Time Warner
       acquired businesses                                              -             (890)
     Purchase of capital assets                                   (33,286)         (34,547)
     Proceeds on disposition of capital assets                        173            1,103
     Decrease in other assets                                       9,488            4,975
                                                                 --------        ---------
                                                                  (23,625)         (29,359)

Foreign exchange loss on cash held in foreign currencies           (1,663)          (2,495)
                                                                 --------        ---------

Decrease in cash and cash equivalents                              (1,209)         (23,880)
Cash and cash equivalents, beginning of period                     41,789          253,823
                                                                 --------        ---------
Cash and cash equivalents, end of period                         $ 40,580        $ 229,943
                                                                 ========        =========
Supplemental cash flow information:
     Interest paid                                               $ 14,240        $  15,832
     Income taxes paid                                              3,297            1,703
                                                                 ========        =========

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days. See accompanying notes to interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      These interim unaudited consolidated financial statements include the accounts of Cinram International Inc. (the "Company") and its wholly owned subsidiaries.

      These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2004.

      The interim unaudited consolidated financial statements reflect all adjustments which are necessary, in the opinion of management, to fairly present the financial position of the Company as of March 31, 2005, and 2004, and the results of its operations and cash flows for the three-month periods then ended.

      The Company's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters. The business seasonality results in performance for the first quarter ended March 31, 2005 that is not necessarily indicative of performance for the balance of the year.

      The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in NOTE 1 to the December 31, 2004, audited consolidated financial statements.

      Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2005.

      USE OF ESTIMATES:

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets. Royalty charges are incurred as a result of the use of third party replication technologies. The Company records these amounts as incurred, based on the sale of the Company's product. Accordingly, at each balance sheet date, the Company records its best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. Actual results could differ from those estimates.

      During the three months ended March 31, 2005, the Company recorded a credit of $5,726 in cost of goods sold as a result of the settlement of a patent dispute.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

2. LONG-TERM DEBT:

      Amounts outstanding under the credit facilities are shown in the table below:

                                         March 31,    December 31,
                                           2005           2004
                                         ---------    ------------
Credit agreement:
Term loan A (a)                          $181,050       $181,050
Term loan D (b)                           658,976        658,976
Revolving credit facility advances         24,000              -
                                         --------       --------
                                          864,026        840,026

Other long-term debt (c)                   16,605         18,317
                                         --------       --------
                                          880,631        858,343

Less current portion                      121,924         71,509
                                         --------       --------
                                         $758,707       $786,834
                                         ========       ========

      (a) Term loan A with an outstanding balance of $181,050 at March 31, 2005, is due on September 30, 2007, with quarterly principal repayments resuming on June 30, 2005, and bears an interest rate of LIBOR plus 250 basis points.

      (b) Term loan D with an outstanding balance of $658,976 at March 31, 2005, is due on September 30, 2009, with quarterly principal repayments resuming on June 30, 2005, and bears an interest rate of LIBOR plus 300 basis points.

      (c) Asset-backed financing: The Company has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.

      Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

2005                                                    $ 93,796
2006                                                     112,698
2007                                                     116,842
2008                                                      36,975
2009                                                     520,320
                                                        --------
                                                        $880,631
                                                        ========

      Subsequent to March 31, 2005, the Company repaid the $24,000 outstanding under the revolving credit facility and prepaid $15,493 of long-term debt which was due on June 30, 2005.

      The terms of the credit agreement require the Company to comply with certain financial and other covenants over the term. As at December 31, 2004, and March 31, 2005, the Company was in compliance with all the terms of its credit agreement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

3. CAPITAL STOCK:

      The following table summarizes information on capital stock and stock options at March 31, 2005:

                                 Outstanding   Exercisable
                                 -----------   -----------
Common shares                    57,160,756             -
Common share stock options        1,387,470       850,806

      (a) During the three months ended March 31, 2005, the Company issued 357,670 common shares to employees on the exercise of stock options for cash of $2,331.

      (b) Stock-based compensation expense for the three months ended March 31, 2005, was $229 (2004 - $321) relating to the fair value of stock options granted in 2003 and 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.

4. UNUSUAL ITEMS:

      During the first quarter of 2005, management formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The facility ceased production in April 2005. The exit plan was finalized in March 2005 and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3,864 were recorded as an unusual item in the Company's Printing business segment in March 2005. No amounts had been paid in connection with the closure of the facility at March 31, 2005, and the Company anticipates making the majority of the employee-related payments in connection with the facility closure by the end of fiscal 2005.

5. PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

      For the three months ended March 31 2005, the Company's 401(k) plan expense amounted to $2,206 (2004 - $2,331) and the pension expense related to the Company's defined benefit plans amounted to $961 (2004 - $977).

6. BASIC AND DILUTED EARNINGS PER SHARE:

      The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

                                                             2005           2004
                                                             ----           ----
Numerator:
Earnings available to common shareholders                   $ 4,075       $14,972
                                                            =======       =======
Denominator (in thousands):
Weighted average number of shares outstanding - basic        56,858        56,152
Effect of dilutive securities:
Employee stock options                                          610         1,241
                                                            -------       -------
Weighted average number of shares - diluted                  57,468        57,393
                                                            =======       =======
Earnings per share:
Basic                                                       $  0.07       $  0.27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

Diluted                                                        0.07          0.26

6. BASIC AND DILUTED EARNINGS PER SHARE (CONTINUED):

      During the three months ended March 31, 2005, stock options to purchase 105,500 common shares (2004 - nil) were outstanding, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the period.

7. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

      The change in non-cash operating working capital was comprised of the following:

                                                             2005             2004
                                                             ----             ----
Decrease (increase) in accounts receivable                 $ 27,032        $ (4,332)
Increase in income taxes recoverable                         (1,888)              -
Decrease (increase) in inventories                            3,146          (4,348)
Decrease (increase) in prepaid expenses                       9,524          (6,879)
Decrease in accounts payable and accrued liabilities        (97,267)        (28,845)
Increase in income taxes payable                                  -           5,579
                                                           --------        --------
                                                           $(59,453)       $(38,825)
                                                           ========        ========

8. SEGMENTED INFORMATION:

      The Company's reportable business segments are: Home Video replication/duplication, Audio/ROM replication/duplication, Printing and Distribution services.

      The Home Video replication/duplication segment manufactures DVDs and VHS video cassettes. The Audio/ROM replication/ duplication segment manufactures CDs, CD-ROM and audiocassettes. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.

      The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

8. SEGMENTED INFORMATION (CONTINUED):

                              HOME VIDEO     AUDIO/ROM
                              REPLICATION/  REPLICATION/
       2005                   DUPLICATION   DUPLICATION   PRINTING  DISTRIBUTION     OTHER       TOTAL
       ----                   ------------  ------------  --------  ------------  ----------  ----------
REVENUE FROM
    EXTERNAL CUSTOMERS          $  231,275     $ 74,751   $ 51,852    $  59,854   $  36,086   $  453,818
EARNINGS BEFORE
    INTEREST EXPENSE,
    INVESTMENT INCOME,
    UNUSUAL ITEMS
    AND INCOME TAXES                25,308        4,869      4,372      (10,018)     (2,154)      22,377
TOTAL ASSETS                     1,038,471      335,645    177,437      268,757     162,032    1,982,342
AMORTIZATION OF
    CAPITAL ASSETS
    AND ASSETS UNDER
    CAPITAL LEASES                  25,600        5,174      2,163        4,661         539       38,137
AMORTIZATION OF
    INTANGIBLE ASSETS AND
    DEFERRED FINANCING FEES         15,383          162      2,131            -           -       17,676
CAPITAL EXPENDITURES                16,228          351         70       16,557          80       33,286

                               Home Video     Audio/ROM
                              replication/  replication/
        2004                  duplication    duplication  Printing  Distribution    Other       Total
        ----                  ------------  ------------  --------  ------------  ----------  ----------
Revenue from
  external customers            $  252,527      $ 70,642  $ 64,309    $  30,839   $  43,920   $  462,237
Earnings before
  interest expense,
  investment income,
  unusual items and
  income taxes                      36,687         3,585     7,412       (8,954)     (3,395)      35,335
Total assets                     1,140,915       319,160   228,861      139,330     198,430    2,026,696
Amortization of
  capital assets
  and assets under
  capital leases                    22,522         6,673     1,965        1,948         292       33,400
Amortization of
  intangible assets and
  deferred financing fees           17,009           172     2,451            -           -       19,632
Capital expenditures                28,248         1,444       721        3,019       1,115       34,547

      Revenue from external customers was comprised of the following:

                                                                                    2005           2004
                                                                                  --------       --------
DVD                                                                               $224,154       $233,479
VHS                                                                                  7,121         19,048
Audio CD/CD-ROM                                                                     73,110         67,353
Audio cassette                                                                       1,641          3,289
Printing                                                                            51,852         64,309
Distribution                                                                        59,854         30,839
Merchandising                                                                       30,784         33,720
Other                                                                                5,302         10,200
                                                                                  --------       --------
                                                                                  $453,818       $462,237
                                                                                  ========       ========

CINRAM INTERNATIONAL INC.
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com